UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
65282

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northwest Investment Advisors Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 South Washington, Suite 210
(No. and Street)

Spokane	Washington	99201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Grubb	509-252-4140	sgrubb@nwiainvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schoedel & Schoedel CPA's PLLC
(Name – if individual, state last, first, and middle name)

422 W. Riverside Dr. Suite 1420	Spokane	Washington	99201
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3793
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sean Grubb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KRISTY L PAULUS
96913
NOTARY PUBLIC
STATE OF WASHINGTON
COMM. EXPIRES 10-28-23

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2021



SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington corporation, as of December 31, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Northwest Investment Advisors, Inc.'s auditor since 2007.
Spokane, Washington
February 14, 2022

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	178,358
Commissions receivable		15,868
Deposit with clearing agent		15,047
Prepaid expenses		1,762
Central registration depository account		55
Right of use asset		76,952
Property and equipment, net		2,962
Total assets	**$**	**291,004**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	10,758
Lease liability - roua		76,930
		87,688

STOCKHOLDER'S EQUITY

Additional Paid in Capital	$	268,625
Common stock, no par value		15,583
Retained earnings		(80,892)
Total stockholder's equity		203,316
Total liabilities and stockholder's equity	**$**	**291,004**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:

Commissions	$	574,015
Insurance agency revenue		117,225
Advisory fees		148,885
Other revenue		2
Total revenues		840,127

EXPENSES:

Advertising	4,587
Bank service & interest charges	699
Clearing charge	26,091
Commission	551,020
Depreciation	713
Insurance	6,006
Interest Expense	336
Licenses, fees, dues and subscriptions	21,211
Office expense	5,605
Payroll	72,348
Penalities	20,000
Professional fees	67,464
Rent	15,598
Repairs	1,061
Taxes	6,513
Travel and entertainment	830
Utilities	7,373
Total expenses	807,455
NET INCOME	**32,672**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 32,672
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in central registration depository account	(5)
Decrease in commissions receivable	13,723
(Increase) in prepaid expenses	(1,762)
Increase in accumulated depreciation	713
Decrease in right of use asset	19,238
Increase in accounts payable and accrued expenses	1,886
Net cash from operating activities	66,465
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture & equipment	(1,151)
Purchase of software	(1,295)
Net cash (to) investing activities	(2,446)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in Right of Use Liability	(19,260)
NET INCREASE IN CASH	44,759
CASH, at beginning of year	133,599
CASH, at end of year	$ 178,358

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock Shares	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2020	33,333	$15,583	$268,625	$(113,564)	$ 170,644
Net income				32,672	32,672
BALANCES, December 31, 2021	**33,333**	**$15,583**	**$268,625**	**$ (80,892)**	**$ 203,316**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All commissions receivable are current and less than ninety days. No commissions receivable are collateralized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are stated at cost and is depreciated by accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5-7 years
Software	3-5 years

Fair Value of Financial Instruments
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. During the year ended December 31, 2021, advertising costs totaled $4,587, respectively.

Compensated Absences
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

Federal Income Taxes
NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of the date the financial statements were issued, there were no audits or examinations in progress. With few exceptions, as of December 31, 2021, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2018.

NOTE 3 - RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2021, the Company fully implemented and adopted ASU 2014-09, Revenue from Contracts with customers, and all subsequent amendments to the ASU (collectively referred to as "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope and revises when it is appropriate to recognize a gain or loss from the transfer of any asset (both financial and non-financial). The Company's key revenue sources that are affected by ASC 606 are mutual fund and brokerage commissions and investment advisor fees.

Mutual fund and broker commissions are generated when the Company buys and sells securities on behalf of its customers and clients. These commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risks and awards of ownership are transferred to or from the customer and client.

Investment advisor fees are provided on a daily basis. These advisor fees are based on an agreed upon percentage applied to the customers assets under management. The performance obligation for providing the advisor services are satisfied at the time that the service is provided to the customer. Such fees are received on a quarterly basis and are recognized as revenue at that time as the related services are specifically provided in the period, which are distinct from the services provided in other periods.

Overall, the adoption of ASC 606 does not have a significant impact on the recognition of revenue from contracts with customers and therefore has no impact on the financial statements for the year ended December 31, 2021.

On January 1, 2021, the Company fully implemented and adopted the new lease accounting guidance in ASU 2016-2 Leases (Topic 842). Under this standard, all lease arrangements greater that twelve months are to be treated as a "finance lease", whereas a lessee is required to recognize in the statement of financial condition a right-of-use asset representing its right to use the underlying asset for the lease term and a corresponding liability to make lease payments. The standard requires that operating lease costs be recognized in the income statement as a single lease cost and finance lease costs are recognized in two components, which include interest and amortization expense.

NOTE 3 - RECENTLY ADOPTED ACCOUNTING STANDARDS (continued)

The Company has elected to utilize the practical expedient method as permitted in ASC 842. Accordingly, the Company has accounted for its existing leases as either a finance or operating lease under the new guidance, without reassessing (a) whether the contract contains a lease as defined under ASC 842, (b) whether classification of the operating lease would be different if accounted for under ASC 842, or (c) whether the unamortized initial direct costs before any transition adjustments would have met the definition of a initial direct cost in ASC 842 at the time the lease was commenced. While this adoption had a material impact on the current year's statement of financial condition with the addition of a right of use asset and a corresponding right of use liability, there was no material cumulative effect of the adoption.

NOTE 4 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2021, the Firm had a balance of $55.

NOTE 5 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized. Total commissions as of December 31, 2021 were $15,868, respectively.

NOTE 6 – RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2021, the Company had no uninsured deposits held at corresponding financial institutions.

NOTE 7 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with INTL FCStone Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment was summarized as follows:

	2021
Office equipment and furniture	$ 20,562
Software	11,355
	31,917
Less: Accumulated depreciation	(28,955)
	$2,962

For the year ended December 31, 2021, depreciation expense totaled $713

NOTE 9 – COMMON STOCK

As of December 31, 2021, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 10 – LEASES

NWIA leases office space through December 2025 under a non-cancelable lease agreement. This lease agreement represents a right of use asset and corresponding liability on the statement of financial condition. The recognition of the right of use asset and liability was as of January 1, 2021 and is based on the present value of the future lease payments through December 31, 2025, when the lease will expire. The discount rate used in the present value of the future lease payments is estimated to be 3.25%. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement, monthly rental rates are as follows:

January 1, 2022 through December 31, 2022	$1,682
January 1, 2023 through December 31, 2023	1,732
January 1, 2024 through December 31, 2024	1,784
January 1, 2025 through December 31, 2025	1,873

For the year ended December 31, 2021, rental payments for this office space totaled $20,198, which included base rent plus storage.

NOTE 10 – LEASES (continued)

Future minimum rental payments under the lease agreement for the years ending December 31, 2022 through 2025 are as follows:

2022	$20,184
2023	20,784
2024	21,408
2025	22,476

In February 2008 and August 2020, NWIA entered into sublease agreements of office space on a month-to-month basis. The sublease agreements is accounted for as a reduction of rental expense. For the year ended December 31, 2021, sublease proceeds totaled $4,600.

NOTE 11 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, NWIA had net capital and net capital requirements of $198,515 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.1 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 12 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

NORTHWEST INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

CREDIT:		
Total stockholder's equity	$	203,316
DEBITS:		
Nonallowable assets:		
Prepaid assets - CRD account & expenses		1,817
Property and equipment, net		2,962
Right of use asset		22
Total debits		4,801
NET CAPITAL		198,515
Minimum requirement of 6-2/3% of aggregate indebtedness of		
$10,758 or $5,000, whichever is greater		5,000
Excess net capital	$	**193,515**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	**10,758**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.1 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm.



SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

DARCY A. SKJOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors of
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT (Continued)

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 14, 2022

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

Northwest Investment Advisors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2)   The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L M. Shl

_____
Signature

President_____
Title

See Report of Independent Registered Public Accounting Firm on Exemption Report.